JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

07027945

06 November 2007

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

**SABMiller plc**
**Issuer No. 82-4938**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTARY INFORMATION**

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Change in particulars of non-executive director – 12 September 2007**
2. **SABMiller executives highlight strong, broad-based lager growth across the group with volume and margin recovery at Miller – 24 September 2007**
3. **Total Voting Rights and Capital – 28 September 2007**
4. **SABMiller and Moulson Coors to combine in US Operations in Joint Venture – 9 October 2007**
5. **SABMiller plc Trading Update – 15 October 2007**
6. **Blocklisting Six Monthly Return – 22 October 2007**

Cont./...2

**7. Total Voting Rights and Capital – 31 October 2007**
**8. Change in particulars of executive director – 31 October 2007**

Yours faithfully
For and on behalf of
JCI (London) Limited

pp

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RNS Number:7192D
SABMiller PLC
12 September 2007



12 September 2007

SABMiller plc

Change in particulars of non-executive director

In accordance with Listing Rule LR9.6.14, SABMiller plc announces that its non-executive director, Ms Liz Doherty, will join Brambles Limited as Chief Financial Officer on 1 December 2007 and be appointed to the board of Brambles Limited as an executive director with effect from the commencement of her employment.

Brambles Limited has a primary listing on the Australian Stock Exchange and a secondary listing on the London Stock Exchange.

John Davidson

General Counsel and Group Company Secretary



END
RDNSFSSUESWSEDU

RNS Number:3408E
SABMiller PLC
24 September 2007

Ref 29/2007

24 September 2007

SABMiller executives highlight strong, broad-based lager growth across the group with volume and margin recovery at Miller

At an investor presentation in New York today, SABMiller's senior management team will reiterate its confidence in the group's future growth prospects in a series of presentations focused on the strategic drivers in the company's main markets.

As a group, SABMiller has continued its strong start to the year, with organic growth in lager volumes of over 11% for the five months to the end of August 2007, driven by Africa & Asia, Latin America and Central and Eastern Europe.

In North America, Miller's domestic sales to retailers (STRs) have increased by 1.3% on an organic basis after an adjustment for one less trading day in the five month period, with Miller Lite STRs up by 1.7%. Miller's strategy to grow Miller Lite in the mainstream light category and to migrate its brand portfolio to higher margin segments has contributed to an increase of 4.0% in domestic net revenue per barrel. Miller Chill, the company's new 'chelada style' light beer, sold almost 300,000 barrels in the period and is well on its way to exceeding its target of 400,000 barrels for the year, whilst volumes of the group's international worthmore brand Peroni Nastro Azzurro, and craft beer Leinenkugel's, are up by strong double digit percentages. As a result of this volume performance, the improving sales mix and further cost efficiencies, Miller expects to see margin improvement significantly in excess of 50 basis points in the current year.

In Europe, where the group has grown organic constant currency EBITA by almost 20% in each of the past 6 years, the group continues to drive strong volume growth and to take market share despite intense international competition. As these mainly Central and Eastern European markets develop, SABMiller is exploiting its ownership of the most valuable brand portfolios in these countries, improving mix through the development of innovative worthmore products and leading mainstream brand propositions.

SABMiller's operations in Latin America offer significant potential for future growth given historical under-investment in the beer category. The group is now putting substantial expenditure behind improvements to the image of its products and in developing strong portfolios of differentiated brands that appeal to a wider range of consumers and drinking occasions. Further investment in the group's production capacity, route to market and retail points of sale, through initiatives such as fleet upgrades, telesales operations and the enhancement of merchandising, will further support top-line growth. These investments are also expected to enhance margins in the medium term, although the effect will be to constrain them in the near term. Whilst the business has recently enjoyed a period of unexpectedly high volume growth during the initial implementation of the group's plans, this growth is expected to moderate over the remainder of the year.

The favourable economic landscape in South Africa will continue to underpin future volume and revenue drivers in both lager and soft drinks as the group invests to rejuvenate the mainstream beer category and to enhance its competitive position in the worthmore product segment. Building on the success of Peroni Nastro Azzurro and the recently launched Hansa Marzen Gold, the group will consider further new product launches in addition to improving market

penetration through the expansion of trade licensing and direct delivery. The reintroduction of the Amstel brand following the contract termination earlier this year appears to have been delayed, limiting the anticipated financial impact to US$40-50 million in the current year.

SABMiller's Africa & Asia operations are also growing rapidly. In China, the group's joint venture has become the country's leading brewer and its main brand, SNOW, is also the country's largest lager brand with a 10% share of the market. In India, where the group's market share is approaching 35%, the recent acquisition of the Foster's brand is driving excellent growth in its mild beer portfolio. Elsewhere in Asia, SABMiller has recently commenced operations in Vietnam and it continues to seek further opportunities in the region. The development of African economies is creating opportunities to cater to a range of consumers with increasingly full brand portfolios. The group is investing in significant additional capacity and extending distribution to further extend its growth and leadership across the African continent.

The investor presentation and Q&A will be broadcast live by webcast on the company's website, www.sabmiller.com beginning at 13.30 EDT / 18.30 British Summer Time. A replay will be available following the presentation. A trading update for the group's first fiscal half will be published on 15 October, 2007.

Ends

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million adjusted pre-tax profit and revenue of US$18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.sabmiller.com or www.newscast.co.uk

Enquiries:
----------------


| | | |
|---|---|---|
| | SABMiller plc | Tel: +44 20 7659 0100 |
| Sue Clark | Director of Corporate Affairs | Tel: +44 20 7659 0184 |
| Gary Leibowitz | Senior Vice President, Investor Relations | Tel: +44 20 7659 0119 |
| Nigel Fairbrass | Head of Media Relations | Tel: +44 7799 894 265 |

performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.



END
MSCIIFFAAEISFID

RNS Number:6435E
SABMiller PLC
28 September 2007

SABMiller plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at today its capital consists of 1,504,358,979 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,504,358,979, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc shares under the FSA's Disclosure and Transparency Rules.

Stephen Shapiro

Deputy Company Secretary

28 September 2007



END
TVROKOKQQBKDCCB

RNS Number:3797F
SABMiller PLC
09 October 2007

SABMILLER AND MOLSON COORS TO COMBINE U.S. OPERATIONS IN JOINT VENTURE

-Combination of complementary assets will create a stronger, more competitive U.S. brewer with an enhanced brand portfolio

-Greater scale and resources will allow additional investment in brands, product innovation and sales execution

-Consumers and retailers will benefit from greater choice and access to brands

-Distributors will benefit from a superior core brand portfolio, simplified systems, lower operating costs and improved chain account programs

-$500 million of annual cost synergies will enhance financial performance

-SABMiller and Molson Coors with 50%/50% voting interest and 58%/42% economic interest

9 October 2007 (London and Denver) -- SABMiller plc (SAB.L) and Molson Coors Brewing Company (NYSE: TAP; TSX) today announced that they have signed a letter of intent to combine the U.S. and Puerto Rico operations of their respective subsidiaries, Miller and Coors, in a joint venture to create a stronger, brand-led U.S. brewer with the scale, resources and distribution platform to compete more effectively in the increasingly competitive U.S. marketplace.

The new company, which will be called MillerCoors, will have annual pro forma combined beer sales of 69 million U.S. barrels (81 million hectoliters) and net revenues of approximately $6.6 billion. Pro forma combined EBITDA will be approximately $842 million(1). SABMiller and Molson Coors expect the transaction to generate approximately $500 million in annual cost synergies to be delivered in full by the third full financial year of combined operations. The transaction is expected to be earnings accretive to both companies in the second full financial year of combined operations. Closing of the transaction is subject to reaching final agreement, obtaining clearance from U.S. competition authorities, certain other regulatory clearances and third-party consents, as required.

SABMiller and Molson Coors will each have a 50% voting interest in the joint venture and have five representatives each on its Board of Directors. Based on the economic value of the contributed assets, SABMiller will have a 58% economic interest in the joint venture and Molson Coors will have a 42% economic interest.

Pete Coors, Vice Chairman of Molson Coors, will serve as Chairman of MillerCoors. Graham Mackay, SABMiller CEO, will serve as Vice Chairman of MillerCoors. Leo Kiely, current CEO of Molson Coors, will be the CEO of the joint venture, and Tom Long, current CEO of Miller, will be appointed President and Chief Commercial Officer.

Commenting on the transaction, Graham Mackay, Chief Executive of SABMiller, said, "We are excited by the enhanced prospects for growth and the considerable benefits to all stakeholders that this joint venture offers. Given the highly

complementary nature of our U.S. assets, operations and geographic footprint, this is a logical and compelling combination that we expect will create significant value for shareholders while benefiting distributors, consumers, retailers and the market overall. We look forward to working with Molson Coors to jointly develop the combined business."

Pete Coors, Vice Chairman of Molson Coors, said, "This transaction is driven by the profound changes in the U.S. alcohol beverage industry that are confronting both of our companies with new challenges. Consumers are broadening their tastes and are increasingly looking for greater choice and differentiation; wine and spirits companies are encroaching on traditional beer occasions, and global beer importers and craft brewers are both taking a larger share of volume and profit growth. Creating a stronger U.S. brewer will help us meet these challenges, compete more effectively and provide U.S. consumers with more choice, greater product availability and increased innovation. The Molson and Coors families are firmly in support of this strategic transaction."

Leo Kiely, Chief Executive of Molson Coors, said, "As a result of this combination, Miller and Coors will be able to provide more focused support for our flagship brands, while taking full advantage of consumers' demand for imported and craft brands and innovative products. Both companies have a lot of momentum in their businesses today, and I am confident that this will accelerate as we adopt the best practices of both organizations. I am delighted to have the opportunity to be part of such a dynamic team that will mesh truly great brewing traditions, management teams, employees and cultures, while retaining both companies' commitment to social responsibility and the communities in which we operate."

Tom Long, Chief Executive and President of Miller, said, "Many important stakeholders will see clear benefits from the new company. Distributors will benefit from a robust brand portfolio, strengthened marketing investments, reduced complexity and costs, and enhanced relationships and coverage with large chain retailers. Retail customers will have an even stronger partner to drive consumer demand through product and packaging innovation, space optimization and enhanced retail execution. Our employees will have the opportunity to work for a stronger and more competitive player in the U.S. beer industry. And the communities where we do business will see a faster growing enterprise providing important economic benefits."

## Transaction Rationale - Creation of a Stronger, Brand Led U.S. Brewer

SABMiller and Molson Coors expect that the enhanced brand portfolio, scale and combined management strength of the joint venture will allow it to better compete in the highly competitive and changing U.S marketplace and thus improve the standalone operational and financial performance of both Miller and Coors through:

- Building a Stronger Brand Portfolio and Giving Consumers More Choice
  The combined company will have a more complete and differentiated brand portfolio and the ability to invest more effectively in marketing its brands to consumers. MillerCoors will build on the unique attributes of both Miller Lite and Coors Light to ensure compelling differentiation. The new company will also be better positioned to meet the increasingly diverse demands of U.S. beverage alcohol consumers through imports like Peroni, Molson and Pilsner Urquell; craft varieties including Leinenkugel's, Blue Moon and Henry Weinhard's; and specialty beers like Miller Chill, Killian's and Sparks. MillerCoors will have more flexibility and resources for brand-building initiatives and increased levels of innovation in taste, product attributes and packaging.

- Capturing Synergies and Improving Productivity
  The combination of the businesses is expected to result in identified annual cost synergies of $500 million, to come from optimization of production over the existing brewery network, reduced shipping distances, economies of scale in brewery operations and the elimination of duplication in corporate and marketing services. The expected timing of the synergies is $50 million in the first full financial year of combined operations; an additional annualized $350 million in Year Two; and another annualized $100 million in Year Three - for an aggregate annual total of $500 million. One-time cash outlays required to achieve these synergies are expected to

amount to a net $450 million consisting of costs of approximately $230 million and net capital expenditure of approximately $220 million.

- Creating a More Effective Competitor
  This deal will create a stronger U.S. brewer with the scale, operational efficiency and distribution platform to compete more effectively in the U.S. against large scale brewers, both domestic and global, craft brewers, and wine and spirits producers. The joint venture will be positioned to respond more effectively to the needs of a consolidating distributor and retailer market, as well as to the cost pressures in the industry.

- Improving the Route to Market and Benefiting Distributors and Retailers
  By leveraging complementary geographic strengths and distribution systems, the joint venture will be able to better align production with consumer location. Today, approximately 60% of the volume of the combined operation is estimated to go through a shared distribution system, and the companies have found that this has enhanced distributor effectiveness. MillerCoors will also have greater capacity to invest to meet the diverse product, packaging and service requirements of increasingly demanding consumers, distributors and the retail trade. In addition, streamlined processes and systems and more effective marketing programs will enhance distributors' ability to compete and benefit retailers. o Optimizing Organizational Strength The joint venture will focus on creating a high-performing, results and value-based culture which will take the best elements of both companies to create a competitive organization, capable of the highest standards of operational and service excellence in the industry. The joint venture will continue to comply with all provisions of existing labor agreements.

## Approval Process and Timetable

The transaction is subject to reaching final agreement, which is expected by the end of 2007. Closing of the transaction is also subject to obtaining clearances from the U.S. competition authorities and certain other regulatory clearances and third-party consents as required. The transaction will require the approval of a majority of Molson Coors' Class A common and exchangeable shareholders, which is expected to be given at the time of signing the definitive agreements from the Molson and Coors families, who own a majority of such shares. The transaction does not otherwise require approval by the shareholders of either party. The Miller business and the Coors business will be conducted separately and in the ordinary course between signing and completion.

## Financial and Other Information

- Financial information

| | Miller(1) For the year ended 31 March 2007 | Coors(2) For the four fiscal quarters ended 1 April 2007 | Pro forma combined |
|---|---|---|---|
| Net revenue $bn | 3.9 | 2.7 | 6.6 |
| EBITDA $m | 484 | 358 | 842 |
| EBIT $m | 342(3) | 241 | 583 |

(1) As reported under IFRS excluding the international segment

(2) As reported under US GAAP, excluding special items

(3) Represents the North American segmental EBITA per the annual financial statements less amortization of $9 million and EBIT of $24 million attributable to the international segment.

The partners currently plan to retain leverage outside the joint venture, supported by strong cash flow generation. Therefore, the combined business will have a strong balance sheet. Cash distributions to the partners and cash flow injections from the partners will be undertaken pro rata to the partners' economic interests.

- Financial effects on SABMiller and Molson Coors
  On a pro forma basis, the transaction is expected to be accretive to earnings per share, after synergies and synergy capture costs, for both partners in the joint venture's second full financial year of combined operation. The transaction has been undertaken as a merger of equals and is expected to deliver substantial synergies, and therefore the SABMiller and Molson Coors Boards expect that the transaction will generate positive value and economic profit for each partner respectively in the second full financial year of combination.

- Financial reporting
  The partners will coordinate their financial reporting to ensure that both companies' shareholders receive the same information in relation to the joint venture at the same time.

Management and Governance of the Joint Venture

In addition to the appointments of the CEO and the President and CCO of MillerCoors announced above, as part of the integration planning process, the parties will draw the senior management team of the joint venture wherever possible from existing members of the executive teams of Miller and Coors. The parties have also agreed to a process for subsequent CEO selection which will emphasize, to the extent possible, succession planning from within the joint venture.

Structure of the Transaction

The joint venture will be effected through the contribution by both parties of their U.S. and Puerto Rico operations into a limited liability company to be formed under Delaware law. Each of the parties has agreed that all its U.S. business will be conducted exclusively through the joint venture.

The international operations of Miller and Coors will not be contributed to the joint venture and will be managed separately by the respective companies. The parties will agree to appropriate brand management arrangements to protect the cross border integrity of brands in different territories. The parties will enter into appropriate contract brewing and service arrangements with the joint venture for the production of these brands for export to markets outside the U.S. and Puerto Rico(2).

SABMiller and Molson Coors will enter into a mutual standstill agreement which will prevent SABMiller and Molson Coors from making an unsolicited offer for the shares of the other party for a period of 10 years following completion of the transaction.

The parties have agreed to appropriate rights of first offer and last refusal in the event of either party wanting to sell its interest in the joint venture after an initial no sale period of 5 years.

If definitive agreements are not signed because a third party proposes a competing transaction, then if either company agrees before 31 December 2008 to implement a competing transaction, that company will pay to the other a break-up fee of $150 million.

Overview of SABMiller

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world. In the year ended 31 March 2007, the group reported $3,154 million adjusted pre-tax profit and revenue of $18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

For more information on SABMiller plc, visit the company's website: www.sabmiller.com.

Overview of Molson Coors

Molson Coors is one of the world's leading brewers. It brews, markets and sells a portfolio of premium quality brands such as Coors Light, Molson Canadian, Molson Dry, Carling, Coors, and Keystone Light. It operates in Canada, through Molson Canada; in the U.S., through Coors Brewing Company; in the UK, Europe and Asia, through Coors Brewers Limited. For more information on Molson Coors Brewing Company, visit the company's website, www.molsoncoors.com.

Overview of Miller

Miller produces, markets and sells the Miller portfolio of brands in the U.S. The Miller business to be contributed to the joint venture (the "Miller Business") does not include the sales of Miller brands outside the U.S., but does include the sale of other SABMiller brands in the U.S.

Financial information

The Miller Business' net revenue, EBIT and EBITDA for the year ended 31 March 2007 under IFRS were $3.9 billion, $342 million and $484 million, respectively.

As at 31 March 2007, the Miller Business had gross assets of not more than $6.1 billion on an IFRS basis.

Overview of Coors

Coors produces, markets and sells the Coors portfolio of brands in the U.S. and Puerto Rico, which is managed as an integral part of the U.S. business, and also holds 50% interests in the Rocky Mountain Metal Corporation and Rocky Mountain Bottle Corporation joint ventures. The Coors business to be contributed to the joint venture (the "Coors Business") will not include the sales of Coors brands outside the U.S. and Puerto Rico. The business to be contributed does include the sale of other Molson Coors brands in the U.S. and Puerto Rico.

Financial information

The Coors Business' net revenue, EBIT and EBITDA for the four fiscal quarters ended 1 April 2007 under US GAAP were $2.7 billion, $241 million and $358 million, respectively. At 31 December 2006, the U.S. segment of Molson Coors Brewing Company reported gross assets of $2.6 billion on a U.S. GAAP basis.

Financial Community Meeting and Webcast

The companies will host a financial community meeting and webcast today at 10:00 a.m. EDT to discuss the joint venture. The meeting will be located at The New York Palace Hotel, 455 Madison Avenue, New York, New York. The live video webcast, a slide presentation and the archived video webcast will be available at www.sabmiller.com and www.molsoncoors.com.

Press are invited to attend, view the video webcast or download the meeting footage and b-roll using the following analog downlink information:

Time: 9:50 a.m. (ET)
Satellite: Galaxy 11
Transponder: KU 20
Downlink Frequency: 12100.0 Vertical

This announcement is for information only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire the securities of SABMiller or Molson Coors (the "Companies") in any jurisdiction.

The distribution of this announcement may be restricted by law. Persons into whose possession this announcement comes are required by the Companies to inform

themselves about and to observe any such restrictions.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws, and language indicating trends, such as "anticipated" and "expected". It also includes financial information, of which, as of the date of this press release, the Companies' independent auditors have not completed their review. Although the Companies believe that the assumptions upon which their respective financial information and their respective forward-looking statements are based are reasonable, they can give no assurance that these assumptions will prove to be correct. Important factors that could cause actual results to differ materially from the Companies' projections and expectations are disclosed in Molson Coors' filings with the Securities and Exchange Commission and in SABMiller's annual report and accounts for the year ended 31 March 2007 and in other documents which are available on SABMiller's website at www.sabmiller.com. These factors include, among others, changes in consumer preferences and product trends; price discounting by major competitors; failure to realize anticipated results from synergy initiatives; failure to obtain regulatory consents or other third party approvals; and increases in costs generally. All forward-looking statements in this press release are expressly qualified by such cautionary statements and by reference to the underlying assumptions. Neither SABMiller nor Molson Coors undertakes to update forward-looking statements relating to their respective businesses, whether as a result of new information, future events or otherwise. Neither SABMiller nor Molson Coors accepts any responsibility for any financial information contained in this press release relating to the business or operations or results or financial condition of the other or their respective groups.

# # #

Contacts

For further information, please contact:

| | | |
|---|---|---|
| SABMiller / Miller | | Tel: +44 20 7659 0100/ 414 931 2000 |
| Nigel Fairbrass | Media Relations, SABMiller | Mob: +44 7799 894265 |
| Pete Marino | Media Relations, Miller | Mob: 312/339-8833 |
| Gary Leibowitz | Investor Relations, SABMiller | Mob: +44 7717 428540 |
| Molson Coors / Coors | | |
| Kabira Hatland | Media Relations, Molson Coors | 303/277-2555 |
| Paul de la Plante | Media Relations, Molson Coors | 303/277-2555 |
| Dave Dunnewald | Investor Relations, Molson Coors | 303/279-6565 |
| Sard Verbinnen & Co | | |
| Drew Brown | Media Relations | 212/687-8080 |
| Jim Barron | Media Relations | 212/687-8080 |
| Carrie Bloom | Media Relations | Mob: 516/816-5662 |

-------------------------

(1) Figures are based on Miller's net revenue and earnings before interest, taxes, depreciation and amortization (EBITDA) in the U.S. and Puerto Rico for the year ended 31 March 2007, which under IFRS were $3.9 billion and $484 million respectively. Net revenue and EBITDA excluding special items for Molson Coors' U.S. segment for the four fiscal quarters ended 1 April 2007 under US GAAP were $2.7 billion and $358 million respectively.

(2) Estimated net revenue, EBITDA and EBIT on a reported basis for Miller's international operations outside the U.S. and Puerto Rico for the year ended 31 March 2007 were $91.2 million, $26.4 million and $24.4 million respectively.

Coors' net revenue and EBITDA outside the U.S. and Puerto Rico for the four
fiscal quarters ended 1 April 2007 were not material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
JVEGCBDGLSGGGRC

RNS Number:6641F
SABMiller PLC
15 October 2007

15 October 2007

SABMiller plc Trading Update

SABMiller plc today provided an update regarding trading during the six-month period to 30 September 2007, which is the first half of its financial year. The calculation of the organic growth rates included below excludes volumes for acquired businesses for the first 12 months after an acquisition.

As communicated on 24 September 2007 SABMiller has continued its strong start to the year, with organic growth in lager volumes of 11% for the six months ended 30 September 2007. The growth in revenue has been partially offset by higher input costs and increased investment across the business whilst financial performance for the six months remains in line with management's expectations.

In Latin America, lager volumes rose by 8%. Whilst South America has enjoyed a period of high volume growth during the initial implementation of the group's plans, this growth has moderated in recent months as expected. In Colombia, lager volumes have grown more than 7% in the half year. Slower growth was recorded in the latter part of the period, off a high base in the prior year. The Colombia operation continues with the major restructuring of its route to market network and the phased relaunch of the market leading Aguila brand. In Peru, volumes are up 10% in a market which remains highly competitive. The business continues its significant investments across the region in route to market, brand building and merchandising which are expected to constrain margins in the short term.

Europe achieved organic growth in lager volumes of 12%. Sales in the first two months of the half year were particularly strong, assisted by warm weather, but volumes moderated somewhat in the later months. Poland achieved growth of 13% across its portfolio, notwithstanding challenging comparatives. Volumes in Russia were up by 18% with all brands contributing to this growth. Romania grew by 37%, boosted by the increased capacity introduced in the prior year and driven by the ongoing success of the Timisoreana brand and its new PET packaging. In the Czech Republic good volume growth of 3% was achieved.

In North America, Miller's domestic sales to retailers (STRs) increased by 5.9% over the prior year, and were up 1.4% on an organic basis (excluding Sparks and Steel Reserve, acquired in August 2006), with Miller Lite STRs up by 2.1%. Miller's strategy to grow Miller Lite and to migrate its brand portfolio to higher margin segments has contributed to an increase of 3.9% in domestic net revenue per barrel. Miller Chill, the company's new 'chelada style' light beer, continues to trade above expectations whilst volumes of the group's international worthmore brand Peroni Nastro Azzurro and craft beer Leinenkugel's are up by strong double digit percentages.

SABMiller's Africa & Asia operations have again grown rapidly and achieved organic growth of some 20% in lager volumes, driven by China where volumes have increased by 22%. In Africa (excluding Zimbabwe), lager volumes grew by 6% on an organic basis, with 11% volume growth in Botswana after two difficult years and very good performances achieved in Tanzania and Mozambique.

In South Africa, our lager volumes were up 2% with stronger growth in the mainstream segment and following the successful launch of our premium brand, Hanza Marzen Gold, in early May. Recently volume performance has been somewhat constrained due to a combination of local supply shortages and reduced flexibility during new brand and pack introductions including the implementation of our mainstream renovation programme. Soft drink volumes grew by 9% reflecting favourable weather conditions and trade restocking in earlier months following

END
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RNS Number:0589G
SABMiller PLC
22 October 2007

Blocklisting Six Monthly Return

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Date: 22 October 2007

1. Name of applicant:

SABMiller plc

2. Name of scheme:

(i) Executive Share Purchase Scheme (RSA)
(ii) UK Approved Share Option Scheme
(iii) UK No 2 Unapproved Share Scheme
(iv) SABMiller plc International Employee Share Option Scheme

3. Period of return:

From 20 April 2007 To 19 October 2007

4. Balance under scheme from previous return:

| Name of Scheme | Ordinary shares of US$0.10 each |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 2,024,461 |
| (ii) UK Approved Share Option Scheme | 109,022 |
| (iii) UK No 2 Unapproved Share Scheme | 3,190,172 |
| (iv) SABMiller plc International Employee Share Option Scheme | 2,380,124 |

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

| Name of Scheme | Ordinary shares of US$0.10 each |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 853,524 |
| (ii) UK Approved Share Option Scheme | 54,613 |
| (iii) UK No 2 Unapproved Share Scheme | 1,192,993 |
| (iv) SABMiller plc International Employee Share Option Scheme | 381,227 |

7. Balance under scheme not yet issued/allotted at end of period:

| Name of Scheme | Ordinary shares of US$0.10 each |
|---|---|
| (i) Executive Share Purchase Scheme (RSA) | 1,170,937 |
| (ii) UK Approved Share Option Scheme | 54,409 |

(iii) UK No 2 Unapproved Share Scheme 1,997,179
(iv) SABMiller plc International Employee
Share Option Scheme 1,998,897

8. Number and class of securities originally listed and the date of admission:

Name of Scheme

(i) Executive Share Purchase Scheme (RSA)
4,900,000 Ordinary US$0.10 listed 16 April 1999
3,798,000 Ordinary US$0.10 listed 19 April 2002
400,000 Ordinary US$0.10 listed 5 March 2004
3,239,650 Ordinary US$0.10 listed 7 March 2006
12,337,650 TOTAL

(ii) UK Approved Share Option Scheme
50,490 Ordinary US$0.10 listed 19 April 2002
93,435 Ordinary US$0.10 listed 5 March 2004
122,591 Ordinary US$0.10 listed 7 March 2006
266,516 TOTAL

(iii) UK No 2 Unapproved Share Scheme
100,000 Ordinary US$0.10 listed 16 April 1999
527,771 Ordinary US$0.10 listed 19 April 2002
3,592,329 Ordinary US$0.10 listed 5 March 2004
3,564,541 Ordinary US$0.10 listed 7 March 2006
7,784,641 TOTAL

(iv) SABMiller plc International Employee Share Option Scheme
837,180 Ordinary US$0.10 listed 5 March 2004
3,509,583 Ordinary US$0.10 listed 7 March 2006
4,346,763 TOTAL

9. Total number of securities in issue at the end of the period:

1,504,701,353

Name of contact: Bill Warner, Assistant Company Secretary

Address of contact: SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS

Telephone number of contact: 01483 264268

Signed by ........................................

JOHN DAVIDSON

General Counsel & Group Company Secretary

For and on behalf of SABMiller plc

END
BLRMLBATMMABBFR

RNS Number:6836G
SABMiller PLC
31 October 2007

SABMiller plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at today its capital consists of 1,504,701,353 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,504,701,353, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc shares under the FSA's Disclosure and Transparency Rules.

Stephen Shapiro

Deputy Company Secretary

31 October 2007



END
TVROKDKPFBDKAKN

RNS Number:6844G
SABMiller PLC
31 October 2007

31 October 2007

SABMiller plc

Change in particulars of executive director

In accordance with Listing Rule LR9.6.14, SABMiller plc announces that, following the implementation of Reckitt Benckiser's scheme of arrangement on 23 October 2007, its chief executive officer, Mr E A G Mackay, is now a non-executive director of Reckitt Benckiser Group plc and has ceased to be a director of Reckitt Benckiser plc.

Stephen Shapiro

Deputy Company Secretary



END
RDNFDMSUFSWSESS

END